

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

June 24, 2014

<u>Via e-mail</u>
Paul J. Berra III
Vice President, General Counsel and Secretary
Quinpario Acquisition Corp.
12935 N. Forty Drive, Suite 201
St. Louis, Missouri 61341

    RE: Quinpario Acquisition Corp.
             Form 10-K for the Year Ended December 31, 2013
             Filed March 7, 2014
             File No. 1-36051

Dear Mr. Berra:

      We have completed our review of your filing on June 17, 2014. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                       Sincerely,

                                       /s/ John Cash

                                       John Cash
                                       Accounting Branch Chief